Exhibit 99.1

Kamada Reports Discussions with Takeda Regarding a Potential Extension of the Period for the
Transition of GLASSIA Manufacturing to Takeda

REHOVOT, Israel – August 8, 2019 -- Kamada Ltd. (Nasdaq: KMDA; TASE: KMDA.TA), a plasma-derived protein therapeutics company, reports that it is currently in discussions with Takeda to extend the period prior to transitioning the manufacture of GLASSIA, Kamada’s proprietary product for the treatment of Alpha-1 Antitrypsin Deficiency, to Takeda.  Kamada will provide additional information regarding the discussions, if appropriate, at a later date.

As background, Kamada has supplied GLASSIA to Takeda, or its predecessors, since 2010.  The GLASSIA supply agreement with Takeda currently extends through the end of 2020, followed by an expected transition of GLASSIA manufacturing to Takeda.  While the transition of GLASSIA manufacturing to Takeda after 2020 will result in a significant reduction of Kamada’s revenues, based on the current terms of the supply agreement, Kamada would be entitled to future royalty payments until 2040.

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is GLASSIA®, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets GLASSIA® in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited and in other counties through local distributors.  Kamada’s second leading product is KamRAB, a rabies immune globulin (Human) for Post-Exposure Prophylaxis against rabies infection. KamRAB is FDA approved and is being marketed in the U.S. under the brand name KEDRAB and through a strategic partnership with Kedrion S.p.A. In addition to GLASSIA and KEDRAB, Kamada has a product line of four other plasma-derived pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency, and in addition, its intravenous AAT is in development for other indications, such as GvHD, prevention of lung transplant rejection and type-1 diabetes. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 20 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding negotiations with Takeda regarding a potential extension of the transition period through which Kamada will continue to supply GLASSIA to Takeda, the revenue impact on Kamada after transitioning GLASSIA manufacturing to Takeda and prospects of future royalty payments from Takeda until 2040. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, failure to complete negotiations with Takeda regarding the extension of the period of transitioning the GLASSIA manufacturing to Takeda and other corporate events associated with Takeda that negatively impact Kamada, sales of GLASSIA in the market generally that negatively impact Kamada’s royalty payments from Takeda after the transition of GLASSIA manufacturing to Takeda, additional competition in the markets that Kamada competes, prevailing market conditions, and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:
Chaime Orlev
Chief Financial Officer
IR@kamada.com

Bob Yedid
LifeSci Advisors, LLC
646-597-6989
Bob@LifeSciAdvisors.com